Nutrafuels, Inc.

6601 Lyons Road

L 6 Coconut Creek, FL 33073

Telephone 888-509-8901

December 5, 2013

FILED ON EDGAR AS CORRESPONDENCE

United States Securities & Exchange Commission

H. Roger Schwall, Assistant Director

Division of Corporate Finance

100 F Street, NE
Washington, D.C. 20549

Re: NutraFuels, Inc. (the “Company”, “us”, “we” or “our”0

Registration Statement on Form S-1/ Amendment No. 2

Filed October 31, 2013

File No. 333-191407

Dear Mr. Schwall:

Please find below, the responses to the Commission’s Comment Letter dated October 24, 2013, regarding the above referenced registration statement (the “Registration Statement”)

SEC Comment 1 Amendment No. 1 to Registration Statement on Form S-1

1. We note your response to prior comment 5 from our letter to you dated October 24, 2013. Please expand the table to add a row which also reflects Edgar Ward’s ownership of the Series A Preferred Shares as a separate class of stock. Retain the tabular entries and appropriate footnotes to explain the voting impact of those shares. See Item 403(b) of Regulation S-K.

Company Response to Comment 1

We have added a row to the table to reflect Mr. Ward's ownership of the Series A Preferred Shares as a separate class as per your request.

SEC Comment 2 Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 44

2. We note the revised disclosure on pages 44 and 45 of your amended filing. The revised disclosure does not appear to clearly explain the changes in each line item of your statements of operations for each of the periods presented in your filing. As an example, you do not provide the comparison of prices and volumes of products sold during each period as we had requested in prior comment 8 from our letter to you dated October 24, 2013. Likewise, expense lines should be compared and clearly explained. Please revise your disclosure accordingly.

Company Response to Comment 2

We have modified our disclosure as set forth below as per your request to explain the changes in each line item of our statements of operation for each period presented in the filing.

SEC Comment 3 Market for Common Equity and Related Stockholder Matters, page 49 Reports to Shareholders, page 50

3. Please provide all the information that Item 101(h)(5)(i) and Item 101(h)(5)(iii) of Regulation S-K require. We note the revisions you made in response to the last bullet point of prior comment 2 from our letter to you dated October 24, 2013.

Company Response to Comment 3

We have modified our disclosure to provide all the information required by Item 101(h)(5)(i) and Item 101(h)(5)(iii) of Regulation S-K.

SEC Comment 4 Executive Compensation, page 51

4. In response to prior comment 9, you state that you issued 1,000 shares of the Series A Preferred Shares to Mr. Ward for his services rendered “in connection with our conversion from a limited liability company to a Florida corporation.” Please revise the summary compensation table to reflect such shares as compensation. Also, despite the first sentence of your response to prior comment 9, the disclosure at page 63 continues to refer to an issuance of preferred shares to Mr. Ward on December 3, 2012. Please revise or advise.

Company Response to Comment 4

We have revised our summary compensation table to include the 1000 Series A Preferred Shares issued to Mr. Ward as compensation in the year 2012. We have also modified our financial statement disclosures on page 63 to reflect the shares were issued to Mr. Ward on November 26, 2012, not December 3, 2012.

SEC Comment 5 Financial Statements for the Fiscal Years Ended December 31, 2012 and 2011 General

5. Your response to prior comment 12 states that you have updated your auditor’s consent. Please ensure that all future amendments to your filing include a currently dated auditor’s consent.

Company Response to Comment 5

We have ensured that our auditor's consent contains a current date.

SEC Comment 6 Financial Statements for the Fiscal Years Ended December 31, 2012 and 2011 General

6. Please review your financial statements for clerical accuracy. For example, the operating expenses presented as part of your statements of operations on page 56 do not appear to sum to the subtotal presented.

Company Response to Comment 6

We have reviewed our financial statements for clerical accuracy as per your request.

SEC Comment 7 Financial Statements for the Period Ended June 30, 2013 Note 2 – Going Concern

7. You state here the losses for the three and six month periods ended June 30, 2013, but those numbers do not appear to match the losses reflected on your statements of operation. Please revise as necessary for consistency.

Company Response to Comment 7

We have reconciled the figures stated for our losses in our financial statements , with those reflected on our statement of operations.

SEC Comment 8 Exhibits, page 74

8. Please provide us with your analysis as to why any agreements with Alpine Distributors and Core-Mark Holding Company are not material agreements which must be filed pursuant to Item 601(b)(10) of Regulation S-K. If you have no agreements with either distributor, please provide clarifying disclosure in that regard. Also explain to us why you previously indicated that McLane Company was one of the two “national distributors,” but now you refer to Alpine Distributors instead.

Response to Comment 8

The reference to McLane Company as one of the two “national distributors,” was a scrivener’s error.

We have filed the Vendor Agreement between the Company and  Core-Mark Holding Company as Exhibit 10.10 to the Form S-1 registration statement. We have filed as Exhibit 10.9 and Exhibit 10.1) the form of invoice and purchase order used when we sell products to Alpine Distributors. We have no other agreements with either Alpine Distributors or Core-Mark Holding Company. We have added clarifying disclosure in this regard.

Should you have further questions please do not hesitate to contact our attorney, Brenda Hamilton at 561-416-8956.

Sincerely

/s/Edgar Ward

Edgar Ward

Chief Executive Officer

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